May 11, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attention:  H. Roger Schwall

Re:

Mines Management, Inc.

Preliminary Schedule 14A
Filed February 18, 2005
File No. 3235-0059

Form 10-KSB
Filed March 28, 2005 and amended on May 2, 2005
File No. 1-32074

Dear Mr. Schwall:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 3, 2005 (the “SEC Letter”), regarding the above-referenced filings.  We have included a draft of Amendment No. 2 to our Form 10-KSB to indicate changes that will be made in response to the comments when the review process is complete.  The Company undertakes to make consistent disclosures in future filings.  We have enclosed clean copies of the Form 10-KSB/A and a copy marked to show changes from the previous filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.  Page references appearing in the comment responses below refer to pages in the enclosed clean copies and pages in the enclosed marked copies of the Form 10-KSB/A, respectively.  The clean and marked copies of the Form 10-KSB/A have been hand marked with the relevant comment number to indicate the location of the requested revisions.

General

Comment 1:  It appears that you may no longer be eligible to file future periodic reports on Form 10-QSB or Form 10-KSB under Regulation S-B, Item 10, as the aggregate value of your public float has exceeded $25 million for the past two consecutive fiscal years.  Please comply with the requirements of Regulations S-K and S-X, the instructions to Form 10-Q in your next quarterly report, and the instructions to Form 10-K in your next annual report.

Securities and Exchange Commission
May 11, 2005

Response:  The Company will to comply with the requirements of Regulations S-K and S-X and the instructions to Form 10-Q in its next quarterly report, and the instructions to Form 10-K in its next annual report.

Financial Statements, page 17

Comment 2:  Our preliminary reading of your financial statements raises questions as to whether the financial statements were prepared in accordance with US GAAP, as indicated in the audit report, on page 17, which was issued by your independent registered public accounting firm, LeMaster & Daniels PLLC.  Without limitation, address each of the following:

a.

Please explain why you have not reported in your financial statements and related footnotes all disclosure required by FAS 7.  Refer to paragraph 8 of SFAS 7.

b.

Please explain why you have not reported in your financial statements footnotes how you account for your oil and gas operations.

c.

Please explain why you have not reported as supplemental disclosure to your financial statements all disclosure required by FAS 69.

d.

Please explain why you have capitalized exploration and development costs prior to the determination of proven and probable reserves as defined by Industry Guide 7.

e.

Please clarify how you evaluate and measure your long-lived assets for impairment.  We note your disclosure in footnote 1(b) which does not appear to comply with SFAS 144.

f.

Clarify your disclosure that “Cash and cash equivalents include … investments in certificates of deposit with maturities less than 90 days.”  Explain how this accounting policy complies with paragraph 8 of SFAS 95, which indicates that cash equivalents have an original maturity of three months or less.

g.

Clarify your accounting policy disclosure to address the treatment of stock options issued in exchange for services such as those disclosed in Note 9.  These disclosures should include the method used, the model used to value the options, the weighted average assumptions used in the model, the weighted average value assigned to the options and how the related expense will be recognized as described in FAS 123 paragraphs 46-48.

h.

Clarify your employee stock option plan disclosures to provide the weighted average grant date fair value as required by FAS 123 paragraph 47(b) and the disclosures required by paragraph 48.  You may find the illustrative disclosures of paragraph 362 helpful in this regard.

Securities and Exchange Commission
May 11, 2005

i.

Please provide a description of the method of reporting the change in accounting principle for the adoption of FAS 123 as required by paragraph 45(b) and FAS 148.

j.

Please explain the nature of the line item “Stock option expense” in your consolidated statement of income.  It appears that you may need to reclassify this amount as an expense according to the nature of this item.

Response:  The responses set forth below correspond to each subpart of Comment 2 as indicated.

a.

FAS 7: Accounting and Reporting by Development Stage Enterprises, Paragraph 8 states:

For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

1.

Planned principal operations have not commenced.

2.

Planned principal operations have commenced, but there has been no significant revenue therefrom.

The Company believes that it does not meet the definition of a development stage enterprise as it has been involved in mining activity at various times since its inception on August 9, 1948.  According to discussions with a former company officer, the Company mined zinc from the Advance and Iroquois properties in the early 1950s.  As metals prices became unfavorable, mining operations ceased and the Company was inactive from the mid 1950s until the early 1980s.  During the early to mid 1980s, the Company conducted exploration in the western United States, but had no production.  The Company had little activity from the mid 1980s until the late 1990s, when the Montanore Project was acquired.

b, c.

The Company devotes substantially all of its assets and energy to the exploration and future development of mineral properties.  The Company is not engaged in and does not plan to engage in exploration for or production of oil and gas.  The Company has owned a small working interest in four oil wells in Kansas for more than 20 years.  The revenues from this ownership interest were approximately $8,600 and $6,000 for the years ended December 31, 2004 and 2003, respectively.  We believe the disclosure requirements of FAS 69, Disclosures about Oil and Gas Producing Activities - An Amendment of FASB Statements 19, 25, 33, and 39, do not apply to the Company’s financial statements due to the immaterial nature of the amounts of revenues earned, compared to the total assets of the Company ($7,135,017 and $1,889,735 at December 31, 2004 and 2003, respectively).

Securities and Exchange Commission
May 11, 2005

d.

The Company owns the Advance, Iroquois and Montanore properties.  The Advance and Iroquois properties have been owned by the Company since the early 1950s, and are currently held by the Company on a care and maintenance basis. As previously mentioned, the Advance and Iroquois properties were mined in the early 1950s.  The majority of the capitalized mineral property costs are related to these two properties.  Since the Montanore property was acquired in 2002, the Company capitalized $144,310 related primarily to acquisition, claim verification and staking, and engineering work on this property during the years ended December 31, 2003 and 2002.  The Company did not capitalize any costs related to these properties during the year ended December 31, 2004.

The Company is currently in the process of completing an ore reserve analysis of the Montanore Project and has commenced the repermitting of the Project, which had previously been fully permitted by Noranda.

In future filings, the Company will replace the accounting policy in note 1(b) to the Company’s 2004 audited financial statements with the following policy.

Mineral Exploration and Development Costs

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no minable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

e.

The Company believes that its procedures for evaluating and measuring its long-lived assets for impairment are described accurately in the accounting policy set forth below and are in accordance with SFAS 144.  In future filings, the Company will replace the accounting policy in note 1(c) to the Company’s 2004 audited financial statements with the following policy.

Securities and Exchange Commission
May 11, 2005

Asset Impairment

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset grouping, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company's financial position and results of operations. To date no such impairments have been identified.

f.

In future filings, the Company will disclose that cash and cash equivalents include investments in certificates of deposit with an original maturity of three months or less.

g.

The accounting policy described in note 1(j) to the Company’s 2004 audited financial statements references the specific disclosures in note 6.  Note 6 discusses the model used (Black-Scholes) and the variables used in determining the values assigned to the options.  There were no stock options issued during the year ended December 31, 2004 in exchange for services.

In future filings, the Company will replace the accounting policy in note 1(j) to the Company’s 2004 audited financial statements with the following policy.

At December 31, 2004, the Company has four stock option plans, which are described more fully in note 6.  Prior to 2003, the Company accounted for stock options issued under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.  Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for all stock-based compensation.  The Company uses the Black-Scholes model to value the options issued.  The following variables are used by the model:  weighted average risk-free interest rate, weighted average volatility, expected dividend yield and weighted average expected life in years.  The current year variables used are identified in note 6.

h.

The Company will include the requested disclosure in future filings.

i.

FAS 123, paragraph 45(b) states:  “For an entity that adopts the fair value recognition provisions of this Statement, for all financial statements in which the

Securities and Exchange Commission
May 11, 2005

period of adoption is presented, a description of the method of reporting the change in accounting principle.”

The Company adopted the provisions of FAS 123 effective January 1, 2003 and included the following note 1(j) in its 2003 financial statements.

At December 31, 2003, the Company had four stock option plans, which are described more fully in note 6. Prior to 2003, the Company accounted for stock options issued under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. No stock-based employee compensation was recognized in previously reported financial statements under APB No. 25, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for all stock-based  employee compensation. In adopting FASB No. 123, the Company elected to restate the prior year presented (2002) to reflect the compensation cost that would have been recognized had the recognition provisions of FASB No. 123 been applied to the stock options granted for that year. The restatement resulted in a $52,480 increase in the previously reported 2002 net loss ($0.01 per share) and in additional paid-in capital.

The Company believes that it has complied with the requirements of paragraph 45(b) of FASB.

j.

The amounts included in the line item “Stock option expense” relate solely to stock options issued to employees and directors of the Company.  Stock options issued for services, as occurred in the first quarter 2005, will be reported on a separate line item.  If stock options are issued in the future for services, we will report the related expenses as a separate line item in future filings.

Consolidated Statements of Stockholders’ Equity, page 21

Comment 3:  We note your disclosure of sales of unregistered securities in 2004 under item 5; page 12.  The 1,100,000 shares issued in February 2004 for net proceeds of $5,065,000, and 185,000 shares issued in March 2004 at $5.00 per share does not appear to reconcile to the 1,736,139 shares issued for $6,448,010 as reported in the statement of changes in stockholders’ equity.  Please provide to us a schedule reconciling and explaining the differences between the shares issued and proceeds received under item 5 and the shares issued and proceeds received in the statement of changes in stockholders’ equity.  We may have further comment.

Securities and Exchange Commission
May 11, 2005

Response:  Set forth below are schedules reconciling the differences between the shares issued and proceeds received under Item 5 and the shares issued and proceeds received in the statement of changes in stockholders’ equity.

	Shares Issued	$ Amount
Financing	1,285,000	6,425,000
Less Costs (Fees)		(478,356)
		5,946,644
Warrants Exercised	451,139	541,366
Net Total	1,736,139	6,488,010

Stockholders Equity- Financials	1,736,139	6,488,010

The exercised warrants were not included in Item 5; the shares issued and funds received by the Company on exercise of the Warrants were included in the statement of changes in stockholders’ equity.

The following table summarizes the private placement financings in February and March 2004.

	Shares Issued	$Amount	Warrants
Shemano Group, Inc.	1,100,000	5,500,000	275,000
Fees		(435,000)	165,000
Total	1,100,000	5,065,000	440,000
Other (Delimex)	185,000	925,000	46,250
Fees		(43,356)	24,750
Total	185,000	881,644	71,000
Grand Total	1,285,000	5,946,644	511,000

Comment 4:  The 1,736,139 shares issued for $6,448,010 as reported in the statement of changes in stockholders’ equity does not appear to agree to the 1,285,000 shares issued for $6,425,000 disclosed in Note 2 – Stockholders’ equity.  Please provide to us a schedule reconciling and explaining the differences between the shares issued and proceeds reported in the statement of changes in stockholders’ equity and the share amounts and proceeds reported in Note 2.  We may have further comment.

Response:  Please see the response to Comment 3 set forth above.

Comment 5:  We note the 168,685 options exercised as reported in the statement of changes in stockholders’ equity does not appear to agree to the 200,000 options exercised in Note 6 – Stock Options.  Please provide to us a schedule reconciling and explaining the differences between the 168,685 options exercised as reported in the statement of changes in stockholders’ equity and the 200,000 options exercised as reported in Note 6.  In addition, tell us why the exercise of these 168,685 options did not result in any cash proceeds to the company, and why the exercise of the 200,000 options at a weighted average price of $1.27 per share

Securities and Exchange Commission
May 11, 2005

disclosed in Note 6 does not appear in the statement of changes in stockholders’ equity.  We may have further comment.

Response:  Certain of its stock option plans permit the net, or cashless, exercise of options pursuant to which the number of shares issued by the Company upon the exercise of stock options is reduced by the number of shares equal in value (based on the American Stock Exchange closing price on the exercise date) to the exercise price.  The table below shows the reconciliation between the number of options exercised and the shares issued.

Stock Options Exercised	Cost in Shares of Stock	Net Shares Issued
200,000	31,314	168,686

Note 2 – Stockholders’ Equity, page 24

Comment 6:  The warrants issued in 2004 discussed under item 5, page 12 do not appear to reconcile to the 511,000 warrants disclosed in Note 2 of the financial statements.  Please provide to us a schedule reconciling and explaining the differences between the 486,250 warrants disclosed in item 5 and the 511,000 warrants issued as discussed in Note 2.  We may have further comment.

Response:  The requested reconciliation may be found in the second table set forth above in response to Comment 3.  The Company will amend its disclosure in Item 5 to reference the issuance of the additional 24,750 warrants on page 11/13.

Item 8-A, page 31

Comment 7:  Item 307 of Regulation S-B requires the effectiveness of the small business issuer’s disclosure controls and procedures to be evaluated as of the end of the period covered by the report.  Ensure that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revise this section to reflect such date of the evaluation.

Response:  The Company evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2004 and the requested disclosure has been made on page 28/32.

Comment 8:  This section indicates that “[t]here were no significant changes in the Registrant’s internal controls or, to the knowledge of the management of the Registrant, in other factors that could significantly affect these controls subsequent to the evaluation date.” Revise to comply with Item 308(c) of Regulation 5-B.  Specifically, disclose whether there have been “any changes,” as opposed to “significant changes.” Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.  Further, revise this section to address change(s) that “materially affect, or is reasonably likely to materially affect,” rather than “significantly affect” the Company’s internal control over financial reporting.

Securities and Exchange Commission
May 11, 2005

Response:  The requested disclosure has been made on page 28/32.

Comment 9:  We note your disclosure that the company’s “President and Principal Accounting Officer concluded that the Registrant’s disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange commission.” Revise to clarify, if true, that those officers concluded that the company’s disclosure controls and procedures are designed, and are effective, to give reasonable assurances that the information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that such information is also accumulated and communicated to the company’s management, including its President and Principal Accounting Officer.  See Exchange Act Rule 13a-15(e).

Response:  The Company has revised Item 8-A in its Form 10-KSB to include the requested disclosure, on page 28/32.

Engineering Comments

General

Comment 10:  When describing a property, provide the disclosures required by Industry Guide 7(b).  In particular, provide:

a.

The location, means of access to the property, and transportation from the property.

b.

Any conditions that must be met in order to obtain or retain title to the property.

c.

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

d.

A description of any work completed on the property and its’ present condition.

e.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

f.

Provide a description of equipment and other infrastructure facilities.

g.

The current state of exploration of the property.

h.

The total cost of the property has incurred to date and planned future costs.

i.

The source of power and water that can be utilized at the property.

j.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Securities and Exchange Commission
May 11, 2005

Refer to Industry Guide 7(b)(1)-(5) for specific guidance. The internet address for Industry Guide 7 is http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Response:  Each of the requested disclosures has been addressed by the Company in pages 6 through 9 of its Form 10-KSB, as filed, except (i) the specific information requested about the mining claims, which has been included on page 5/7, (ii) additional information about the Company’s current activities on the Montanore property, which has been included on page 6/7, and (iii) information as to the cost of the property to date and failure costs, which has been included on page 6/9.

Comment 11:  Insert a small-scale map showing the location and access to the property.  Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.  Otherwise, provide the map to the staff for review.

Response:  The Company will include in Amendment No. 2 to its Form 10-KSB a small-scale map showing the location and access to its Montanore Property.  The map that the Company plans to use is enclosed in with this letter.

Comment 12:  There are only three stages recognized under Industry Guide 7.  As the company does not have a “reserve,” it must be in the “exploration stage,” as defined by Industry Guide 7(a) (1) and (a)(4)(i) respectively.  Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production.  The words “development” and “production” have very specific meanings under Industry Guide 7(a)(4), (see www.sec.gov/divisions/ corpfin/forms/industry.htm_#secuuide7).  These terms reference the “development stage” when companies are engaged in preparing reserves for production, and “production stage” when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  If the company does not disclose any “reserves,” as defined by Guide 7, please remove the terms “develop,” “development” or “production” throughout the document, and replace this terminology, as needed, with the terms “explore” or “exploration.”  This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Response:  The Company has made the requested revisions on pages 1, 2 and 13/1, 2 and 15.  In future filings, the Company will revise the second sentence of the first paragraph of Note 1 to the Consolidated Financial Statements as follows:  “The Company acquires~~,~~ and explores~~, and develops~~ mineral ~~and oil~~ properties principally in North America.”

Securities and Exchange Commission
May 11, 2005

Description of Business, page 2

Comment 13:  Canadian incorporated companies may disclose mineral reserve and mineral resource estimates that are not consistent with those defined in Industry Guide 7; however, the staff asks that you disclose reserve estimates consistent with Industry Guide 7 and reconcile the two reserve estimates.  Additionally, Canadian and Industry Guide 7 definitions for mineral reserves are substantially different.  Generally, the staff believes that reserves should be based on the following:

a.

A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

b.

A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

c.

To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

d.

Resources are not recognized by Industry Guide 7 for U.S. filers.  Revise your definitions accordingly.

Response:  The Company has made the requested revisions on page 5/7.

Comment 14:  Mineral resources must have “reasonable prospects for economic extraction.”  This means that any reportable “resource” estimates must have been delimited using an economically based “cutoff” grade to segregate “resources” from just “mineralization.”  Disclose the cutoff grades used to delimit the tonnage estimates.  Also, disclose the analysis and relevant factors that substantiate the cutoff grade used were based on reasonable economic assumptions.  Or if the resource estimates are not based on economic cutoffs, remove the estimates.

Response:  The Company has removed references to mineral resources.

Comment 15:  In the description of each exploration property, as required by Industry Guide 7, provide a clear statement that the property is without known reserves and the proposed programs are exploratory in nature.

Response:  The Company has revised the description of each exploration property to include the requested disclosure.  See pages 5 and 7-8/6 and 10.

Risk Factors, page 3

Comment 16:  In this section, the filing tends to focus on aspects that relate to projects in the “mining stage”, as defined by Industry Guide 7.  Rather than including discussions related to mining operations that will not apply to the company unless and until it has an operating

Securities and Exchange Commission
May 11, 2005

mine, include in one new risk factor a concise discussion that makes clear that the company has no ongoing mining operations of any kind.  Then briefly discuss risks that would apply if the company ever commenced actual mining operations.  However, if the business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

Response:  The Company has revised its risk factors as requested on pages 2/2 through 4/6.

Description of Properties, page 6

Comment 17:  Disclose:

a.

The nature of the company’s ownership or interest in the property.

b.

Any and all other underlying agreements or interests in the property.

c.

Indicate whether the mining claims are State or Federal claims.

d.

Provide names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area.

e.

Disclose the conditions that must be met to keep these claims.

f.

Disclose the area of the claims, either in hectares or acres.

g.

Disclose the impact of a wilderness designation on mineral claims.

Revise to fully discuss the material terms of the land or mineral rights securing agreements.  Refer to paragraph (b)(2) of Industry Guide 7.

Response:  Each of the requested disclosures has been addressed by the Company in pages 6 through 9 of its Form 10-KSB, as filed, except with respect to information requested in paragraph (d), which has been included on page 5/7 and paragraph (g), which has been included on page 5/7.

Comment 18:  The filing refers to mines and other mineral properties that exist in the area of the company’s property.  This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties.  Remove information about mines, prospects, or companies operating in or near to the property.  Focus the disclosure on the company’s property.

Response:  The Company has removed references to mines and mineral properties of others in the area of the Company’s property from page 6 of the Form 10-KSB/A.

Securities and Exchange Commission
May 11, 2005

Comment 19:  To the extent that the company website contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

This website also contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Response:  To the extent that the Company’s website contains disclosure about adjacent or other properties on which the Company does not have rights to explore or mine, the Company has included the requested language on its website.

Comment 20:  The company website refers to or uses the terms “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” and “inferred.” Only those measures of reserves as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC.  If the company continues to make references on the website to reserve measures other than that recognized by or allowed in this instance by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” and “inferred,” that the SEC guidelines strictly prohibit us from including in our filing with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form _____, File No. _____.  You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Response:  The Company has included the requested language on its website.

Securities and Exchange Commission
May 11, 2005

Please call me at (303) 892-7356 if you would like to discuss these matters.

Sincerely,

Deborah J. Friedman

for
Davis Graham & Stubbs LLP

Enclosures

cc:

James Moore, Chief Financial Officer

G. Newberry

J. Davis

K. Schuler

C. Moncada-Terry